April 12, 2006

A. Michael Primo, Esq.
Kirkpatrick & Lockhart Nicholson Graham LLP
599 Lexington Avenue
New York, New York 10022-6030

Re: WisdomTree Trust (File Nos. 333-132380 & 811-21864)

Dear Mr. Primo:

We have reviewed the registration statement for WisdomTree Trust (the "Trust") filed on Form N-1A on March 13, 2006. The registration statement has twenty series, WisdomTree Total Dividend Fund, WisdomTree High-Yielding Equity Fund, WisdomTree LargeCap Dividend Fund, WisdomTree Dividend Top 100 Fund, WisdomTree MidCap Dividend Fund, WisdomTree SmallCap Dividend Fund, WisdomTree DIEFA Fund, WisdomTree DIEFA High-Yielding Equity Fund, WisdomTree Europe Total Dividend Fund, WisdomTree Europe High-Yielding Equity Fund, WisdomTree Europe SmallCap Dividend Fund, WisdomTree Japan Total Dividend Fund, WisdomTree Japan High-Yielding Equity Fund, WisdomTree Japan SmallCap Dividend Fund, WisdomTree DIPR Fund, WisdomTree DIPR High-Yielding Equity Fund, WisdomTree International LargeCap Dividend Fund, WisdomTree International Dividend Top 100 Fund, WisdomTree International MidCap Dividend Fund, and WisdomTree International SmallCap Dividend Fund (each a "Fund" or collectively the "Funds"). Based on our review of the registration statement, we have the following comments. The captions we use below correspond to the captions the Trust uses in its registration statement. Please note that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure.

<u>PROSPECTUS</u>:

Principal Investment Strategies (Page 1)

1.   This section, which precedes each Fund's Risk/Return summary, devotes more than three pages to descriptions of the WisdomTree indices. Since each index is described in detail in each Fund's Principal Investment Strategies section (*e.g.*, WisdomTree Dividend Index is described on page 8 of the prospectus) the location and volume of the information in this section tends to

obfuscate disclosure about how the Funds will invest their assets. Please either remove this section from the Risk/Return summary of the prospectus or summarize this disclosure into one or two short paragraphs. See Rule 421(a) under the Securities Act.

2.   The first sentence of the last paragraph on page 2 states that companies included in the Indices must pay "regular cash dividends." Please define the term "regular cash dividends" in this section.

3.   Disclosure on page 3 states, "To the extent that a Fund's underlying Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, a Fund may similarly concentrate its investments." As it appears that the Funds' Investment Adviser determines the composition of the Indices, this disclosure appears to permit the Funds to reserve the right to concentrate its investments in any industry. The staff has historically taken the position that funds may not reserve the right to concentrate in an industry or group of industries. Cf. The First Australia Fund, Inc. (pub. avail. July 29, 1999) (staff agreed that a concentration policy permitting a fund to invest more than 25%, but not more than 35%, of its total assets in companies operating in a single industry, if such companies represented more than 20% of a widely recognized index established and maintained by an unaffiliated third party, did not violate Section 8(b)(1) of the Investment Company Act). Accordingly, please identify the particular industries or groups of industries, if any, in which each Fund proposes to concentrate its investments in each Fund's Principal Investment Strategies section and, as applicable, provide corresponding industry concentration risk disclosure in each Fund's Primary Investment Risks section. In addition, please modify the concentration limitation in the Investment Limitations section on page 19 of the statement of additional information to specify the particular industries or groups of industries, if any, in which each Fund proposes to concentrate its investments. See Section 8(b)(1)(E) of the Investment Company Act and Item 11(c)(1)(iv) of Form N-1A. Please make corresponding changes in other sections of the prospectus and statement of additional information that suggest that the Funds may reserve the right to concentrate in an industry or group of industries.

WisdomTree Total Dividend Fund – Principal Investment Strategies (Page 8)

4.   The second sentence of this section states that the Fund attempts to invest all, or substantially all of its assets in stocks that make up the Index. In addition, disclosure on page 20 of the statement of additional information states that the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities in the Fund's index. Please disclose the Fund's 80% policy in this section of the prospectus. See Investment Company Act Release No. 24828 (January 17, 2001) at footnote 15. Please make corresponding changes to other sections that contain similar disclosure.

WisdomTree Total Dividend Fund – Index Description (Page 8)

5.   Please describe in this section the market capitalization range of the Index as of a recent date. Please add corresponding disclosure in the Index Description sections for each Fund described in the prospectus.

6.   The second sentence states that the Index will be comprised of securities that have average daily trading volumes of at least $100,000 for the three months prior to the Index measurement date. As this low minimum daily trading volume limit would permit the Index to include relatively illiquid securities, please describe illiquid securities risk in the Primary Investment Risks section. Please make corresponding changes to other sections that contain similar disclosure.

WisdomTree Total Dividend Fund – Primary Investment Risks (Page 8)

7.   As the Index Description section for this Fund described on page 7 states that the index includes large-capitalization, mid-capitalization and small-capitalization securities, please add small- and mid-capitalization risk. Please make corresponding changes to other sections that contain similar disclosure.

WisdomTree Total Dividend Fund – Fees and Expenses (Page 9)

8.   The Other Expenses line item in the Annual Fund Operating Expenses section of the table identifies an amount of "None," while footnote "*" to this amount states that there will be de minimis tax and interest expenses incurred by the Fund. Please revise the figure in the table to reflect the appropriate amount. If the amount will be less than one basis point, please reflect this figure as "0.00%" rather than "None." In addition, footnote * states that the Fund's Investment Adviser will pay all expenses incurred by the Fund (except for certain enumerated expenses). Please clarify whether these expenses will be incurred by the Fund but reimbursed by the Investment Adviser or whether these expenses will be incurred directly by the Fund's Investment Adviser on the Fund's behalf. If the Fund will incur these expenses, please revise the table to reflect these expenses and the effect of the reimbursement. Please make corresponding changes to other sections that contain similar disclosure.

9.   The paragraph following the expense example states that the example does not reflect sales charges (loads) on reinvested dividends (and other distributions). The Fee table, however, does not disclose that there will be any sales charges (loads) on reinvested dividends or other distributions. Please reconcile this apparent inconsistency. Please make corresponding changes to other sections that contain similar disclosure.

WisdomTree High-Yielding Equity Fund – Index Description (Page 11)

10.   As the Fund's name includes the term "Equity," please clarify in this section that the "securities" included in the WisdomTree High-Yielding Equity Index are equity securities. See Rule 35d-1 under the Investment Company Act. Please make corresponding changes to other sections that contain similar disclosure.

WisdomTree Midcap Dividend Fund – Principal Investment Strategies (Page 17)

11.   As the Primary Investment Risks section describes the risks of investments in REITs, please describe a corresponding principal investment strategy to invest in REITs in this section. Please make corresponding changes for WisdomTree Smallcap Dividend Fund.

WisdomTree Midcap Dividend Fund – Index Description (Page 17)

12.   This section states that the securities in the Index will be a subset of the WisdomTree Dividend Index which will be created by first removing the 300 largest companies from WisdomTree Dividend Index and then removing the smallest 25% of the remaining securities. Please explain to us how the methodology described above results (and will continue to result) in a selection of companies that are deemed to be mid-cap securities. See Rule 35d-1 under the Investment Company Act. In addition, please provide to us the market capitalization range of companies that currently satisfy the Index's selection criteria. Please provide similar information with respect to the WisdomTree International Dividend Fund.

STATEMENT OF ADDITIONAL INFORMATION

Portfolio Holding Disclosure Policies and Procedures (Page 11)

13.   Please describe in this section any conditions or restrictions placed on the use of information about portfolio securities that is disclosed, including any requirement that the information be kept confidential or prohibitions on trading based on the information, and any procedures to monitor the use of this information. In addition, please describe any policies and procedures with respect to the receipt of compensation or other consideration by the Funds, their investment adviser (or sub-adviser), or any other party in connection with the disclosure of information about portfolio securities. Also, please describe the procedures that the Funds use to ensure that disclosure of information about portfolio securities is in the best interests of the Funds' shareholders, including procedures to address conflicts between the interests of the Funds' shareholders, on the one hand, and any of the entities set forth in Item 11(f)(1)(vi) of Form N-1A. Also, please describe the manner in which the board of directors exercises oversight of disclosure of the Funds' portfolio securities. Further, the fifth paragraph states that the Funds' chief compliance officer may authorize the disclosure of portfolio holdings. Please clarify whether (s)he is the only individual that may authorize such disclosures. See Item

11(f)(1) of Form N-1A. Finally, if the Funds have any ongoing arrangements to disclose portfolio holdings information to any third parties, please specifically identify any such parties and provide the disclosure required by Item 11(f)(2) of Form N-1A.

Portfolio Holding Disclosure Policies and Procedures – Online Disclosure of Ten Largest Stock Holdings (Page 13)

14.   The first sentence states that each Fund intends to disclose its complete portfolio holdings and its ten largest stock portfolio holdings and the percentages that each of these ten largest stock portfolio holdings represent of the Fund's total assets as of the close of the prior business online at wisdomtree.com. The underlined text does not make sense, please revise.

Investment Limitations (Page 19)

15.   The last sentence of the first paragraph states that any subsequent change in values, net assets, or other circumstances will not be considered when determining whether the investment complies with the Fund's investment policies and limitations. Please clarify that this statement does not apply to the Fund's limitations on borrowing. See Section 18(f)(1) of the Investment Company Act.

Portfolio Managers (Page 26)

16.   The first sentence of the second paragraph describes the other registered investment companies and pooled investment vehicles that Mssrs. Zyla and Rose manage jointly but does not identify whether either of these individuals manages any other funds or accounts separately. If either Portfolio Manager manages any additional funds or accounts separately, please also provide corresponding disclosure for such funds or accounts in this section. See Item 15(a)(2) of Form N-1A.

Portfolio Manager Compensation (Page 27)

17.   The third paragraph states that Portfolio Managers for each Fund manage multiple portfolios for multiple clients. Please provide a description of any material conflicts of interest that may arise in connection with the Portfolio Managers' management of the Funds' investments, on the one hand, and the investments of the other funds and accounts, on the other. See Item 15(a)(4) of Form N-1A.

GENERAL COMMENTS

18.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

19.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

20.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

21.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

22.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe
Senior Counsel